                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                      APRIL
FOR THE MONTH OF ___________________________________________ , 2003

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [_]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [_] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                      (REGISTRANT)


           APRIL 30TH, 2003                  /s/   Rochiman Sukarno
DATE_______________________________      BY ____________________________________
                                                      (SIGNATURE)

                                                     ROCHIMAN SUKARNO
                                               HEAD OF INVESTOR RELATION UNIT

[TELKOM LOGO]                                                  INFO MEMO-Q1/2003

                                                       No.:   213/PR110/UHI/2003
                                                          Date:   April 30, 2003

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.


TICKERS
o        NYSE: TLK
o        LSE:  TKID
o        JSX:  TLKM

DIVISIONS
---------
o        Telkom Regions: I, II, V, VI
o        KSO Regions: III, IV, VII

SHARES IN ISSUE
----------------
10,079,999,639 shares

MAJOR SHAREHOLDERS
o        Govt. of Indonesia 51.19%
o        Public 48.81%

CONVERSION RATES (US$ 1.00)
---------------------------
2003 =Rp.  8,720.00 (April 23 '03)
2002 =Rp.  9,275.00(May 13 '02)

       STOCK PERFORMANCE Q1/2003

[Chart of Stock Performance Q1/2003]

Investor Relation Dept.
PT. TELKOM
Grha Citra Caraka
Jl. Gatot Subroto Kav 52
Jakarta 12710
Phone:   62 21 5215109
Fax:     62 21 5220500
Email:   investor@telkom.co.id
Website: http//www.telkom.co.id



FINANCIAL HIGHLIGHTS  (CONSOLIDATED)

                                                                  In billion Rp.
                                                                  --------------
      KEY                        Q1*)            Q1**)                 GROWTH
   INDICATORS                    2002            2003                   (%)
   ----------                    ----            ----                  ------
Operating Revenues             4,431,02        5,945.32                34.18
Operating Expenses             2,051,82        2,849.19                38.86
Operating Income               2,379,20        3,096.13                30.13
Net Income                     1,498,76        1,660.31                10.78
EBITDA                         3,149.73        4,093.57                29.97
Net Income per share (EPS)       148,79          164.71                10.78
Net Income per ADS             2,973.74        3,294.26                10.78

*) The consolidated subsidiaries Q1/2002: Telkomsel (77.72%), Infomedia (51%), Indonusa (57.50%), Graha Sarana Duta (99.99%), Dayamitra (90.32%) & KSO VI.

**) Since July 2002, TELKOM share in Telkomsel decreased to 65%. and in August 2002 Pramindo Ikat Nusantara ("Pramindo") & KSO I entered into the consolidation. In January 2003, NAPSINDO (60%) consolidated to TELKOM.

o    INCREASE OF OPERATING REVENUES

     Total consolidated Operating Revenues grew by 34.18% to Rp 5,945.3 billion (US$ 681.8 million). The main contributor to the Operating Revenues were generated by Fixed Phone (33.76%), Cellular (30.23%) and Interconnection Revenues (15.91%).

o    INCREASE OF OPERATING EXPENSES

     Total consolidated Operating Expenses grew by 38.86% to Rp 2,849.2 billion (US$ 326.7 million).Personnel and Operation & Maintenance Expenses contributed to the Operating Expenses by 27.8% and 25.1%, respectively.

o    INCREASE OF OPERATING INCOME

     Total Operating Income grew by 30.13% to Rp.3,096.1 billion (US$.326.7 billion).

o    INCREASE OF NET INCOME

     For the first quarter 2003 the Company reported Net Income of Rp 1,660.3 billion (US$ 190.4 million), representing an increase of 10.78% compared to the comparable period of 2002.

o    STEADY GROWTH OF LINE IN SERVICE

     TELKOM recorded 7.8 million fixed lines in service, which grew by 6.83% consisted of 5.7 million lines in TELKOM Regions and 2.1 million lines in KSO Regions. The main contributors of the line in service growth were from TELKOM Regions-I (10.01%), Regions-V (7.60%) and Regions-VI (7.59%).

o    STRONG GROWTH IN CELLULAR SUBSCRIBERS

     As of March 31, 2003 Telkomsel recorded 6,600,468 subscribers which grew 76.82% compared to period of 2002. The total additional subscribers were 589,696 which was 22.66% compared to subscribers added during first quarter 2002.

                       PT. TELEKOMUNIKASI INDONESIA, TBK.
              ANNOUNCEMENT FOR THE FIRST QUARTER YEAR 2003 RESULTS
               CONSOLIDATED NET INCOME FOR THE FIRST QUARTER 2003
                     WAS Rp 1.66 TRILLION (OR 10.78% GROWTH)
--------------------------------------------------------------------------------


JAKARTA, APRIL 30TH, 2003 - PT Telekomunikasi Indonesia, Tbk. ("TELKOM"/"the Company"), today announced its unaudited consolidated financial statements and operational results for the first quarter 2003. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

BUSINESS HIGHLIGHT

OPERATING REVENUES

The main contributors to the Operating Revenues were:

A. FIXED PHONE revenues amounted to Rp.2.0 trillion (grew by 20.58%) which were supported by the 6.95% of subscriber growth and impact of consolidation of KSO-I since August 2002 as well as 15% tariff increase since February 2002.

B. CELLULAR revenues were Rp.1.7 trillion (grew by 33.95%) as a result of the significant growth rate in the number of prepaid subscribers whereas prepaid grew 99.5%.

C. INTERCONNECTION revenues were Rp. 946 billion (grew by 113.65%), mainly as the result from cellular interconnection amounted to Rp.817.4 billion which was grew 127.23%.

D. DATA AND INTERNET revenues were Rp. 579 billion (grew by 155.72%) mainly contributed by SMS revenues amounted to Rp.418.4 billion which was grew by 195.05%. While the other contributors were VoIP, TelkomNet Instan and Data & ISDN revenue amounted to Rp.50.6 billion (grew by 1,716.61%), Rp.54.5 billion (grew by 16.02%) and Rp.56.3 billion (grew by 60.02%), respectively.

OPERATING EXPENSES

The 38.86% growth of Operating Expenses were mainly contributed by:

A. PERSONNEL expenses grew by 53.87%, which was mainly caused by the impact of consolidation of KSO-I and Pramindo amounted to Rp.185 billion and by the increase of TELKOM personnel expenses amounted Rp. 70 billion. If we do not consider the consolidation of KSO-I and Pramindo we record the personnel expense growth of only 18%.

B.   OPERATION, MAINTENANCE & TELECOMMUNICATIONS SERVICES expenses increase Rp.
     261.5 billion (grew by 57.75%), which was mainly driven by the increase of Operation and Maintenance expenses by Rp.121.8 billion which was mainly due to 70% increase of Telkomsel's Operation and Maintenance expenses. The other telecommunications services expenses also increase i.e radio frequency charges increase by Rp.80 billion as well as building maintenance expenses amounted to Rp. 60 billion.

C. MARKETING expenses grew by 36.88%, which was reflected by the 120.05% increase of promotion expenses such as TELKOM Rewards, TELKOM Flexi, TELKOMSMS, TELKOMNet Instan and TELKOM Global and TELKOMSave.

NET INCOME

For the first quarter 2003, the Company recorded 10.78% increase of consolidated Net Income which caused by the increase of Total Other Charges (316.53%) and by the Minority Interest in Net Income of Subsidiaries (157.31%).

FIXED-LINES IN SERVICE

As of March 31, 2003, TELKOM and all KSO Units recorded 7,825,152 fixed lines in service, consisting of 5,766,434 lines in service in TELKOM Regions, while 2,058,718 lines in service were in KSO Regions.

Net additional lines in service during the first quarter 2003 were 75,117 lines, which was 28.96% lower to the figure of the comparable period of 2002. Of the net additional lines in service, 56,007 lines were in TELKOM Regions and 19,110 lines were in KSO Regions.

As of March 31, 2003, the subscriber-mix consists of 18.57% business, 81.17% residential and 0.27% social subscribers.

For the Operational Performance of the first quarter 2003, please refer to Table 4.

FIXED-WIRELESS CDMA SERVICES

As of March 31, 2003, the number of TELKOMFlexi subscribers in Surabaya, Denpasar and Balikpapan area were 2,432.

CELLULAR SERVICES

As of March 31, 2003, the number of active cellular subscribers of TELKOM's associated companies were 6,691,184. The breakdown for each operator is as follows:

OPERATOR,
AND TELKOM'S %                             MARCH 31       MARCH 31         GROWTH
OF OWNERSHIP                                 2002           2003             (%)
------------                              ---------       ---------         ------
TELKOMSEL (65.00) *)                      3,732,788       6,600,468          76.82
KOMSELINDO (14.20)                           38,245          23,485         (38.59)
METROSEL (20.17)                             78,519          51,778         (34.06)
MOBISEL (25.00)                               8,780           6,415         (26.94)
TELESERA (100.00)                            10,197           9,038         (11.37)
                                          ---------       ---------         ------
TOTAL                                     3,868,529       6,691,184          72.96
                                          =========       =========         ======

*)  Telkomsel's prepaid subscribers: 86%

ARPU:  Postpaid: Rp 305,000; total subs.:   944,413
       Prepaid:  Rp  93,000; total subs.: 5,656,055
       Blended:  Rp 125,000; total subs.: 6,600,468

DATA AND INTERNET SERVICES

By the end of March 2003, total usage access TELKOMNet Instan was 423.46 million minutes or grew 9.40% compared to the figure of the comparable period of last year. While the TELKOMSave and TELKOMGlobal usage access was 12.68 million minutes or grew 212.85% compared to the last year figure.

CAPITAL EXPENDITURE

TELKOM (AS INDIVIDUAL ENTITY)
By March 31, 2003, CAPEX spent was Rp. 289.56 billion. Out of this amount, approximately Rp. 191.04 billion was spent for infrastructure development (transmission, data backbone and PSTN backbone), Rp. 89,99 billion for Phone-net (access, switching), View-net (HFC), Internet (B2B, VoIP, Multimedia), and Services (Billing, TelkomSMS, etc) and the remaining Rp. 8.53 billion was for supporting facilities (building and power plant).

TELKOMSEL

During the first quarter 2003, Telkomsel invested Rp 1,173 billion (US$131.67 million) for network infrastructures and other investments. A number of 420 new BTSs and 4,240 TRXs were installed and 1,120,000 subscribers capacity were added during the period.

CONSOLIDATED DEBT*)

The breakdown of debt portfolio (short-term and long-term) as of March 31, 2003 in original currencies and Rupiah equivalents was as follows:

                                      ORIGINAL       RUPIAH
CURRENCIES               YEAR        CURRENCIES    EQUIVALENT         %
----------               ----        ----------    ----------      ------
                                     (MILLIONS)    (BILLIONS)
IDR/Rupiah               2002         4,639.67      4,639.67        40.58
                         2003         4,631.13      4,631.13        39.22
US Dollar                2002           533.94      5,227.26        45.72
                         2003           631.03      5,618.54        47.58
Japanese Yen             2002        18,150.24      1,340.36        11.72
                         2003        17,978.37      1,346.49        11.40
Euro                     2002            26.14        225.98         1.98
                         2003            21.89        212.02         1.80
                                                   ---------       ------
Total                    2002                      11,433.27       100.00
                                                   =========       ======
                         2003                      11,808.18       100.00
                                                   =========       ======

*) including short-term bank loan of Telkomsel

As of March 31, 2003, 39.22% of the total consolidated debt portfolio was denominated in Rupiah and 60.78% was denominated in foreign currencies, whereas in the same period of 2002, 40.58% of TELKOM's debt portfolio was denominated in Rupiah and 59.42% was in foreign currencies.

TELKOM'S DEBTS (AS INDIVIDUAL ENTITY)

The breakdown of TELKOM portfolio (unconsolidated short-term and long-term) as of March 31, 2003 was as follows:

                                      ORIGINAL       RUPIAH
CURRENCIES               YEAR        CURRENCIES    EQUIVALENT         %
----------               ----        ----------    ----------      ------
                                     (MILLIONS)    (BILLIONS)
IDR/Rupiah*)             2002         4,224.62      4,224.62        38.34
                         2003         4,621.98      4,621.98        46.41
US Dollar                2002           533.94      5,227.26        47.44
                         2003           424.26      3,778.02        37.94
Japanese Yen             2002        18,150.24      1,340.36        12.16
                         2003        17,978.37      1,346.49        13.52
Euro                     2002            26.14        225.98         2.05
                         2003            21.89        212.02         2.13
                                                   ---------       ------
Total                    2002                      11,018.22       100.00
                                                   =========       ======
                         2003                       9,958.51       100.00
                                                   =========       ======

*) in billions

As of March 31, 2003, 46.41% of loan portfolio was denominated in Rupiah and 53.59% was denominated in foreign currencies, whereas in the same period of 2002, 38.34% was denominated in Rupiah and 61.66% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of March 31, 2003, the Company's deposit was US$ 221.1 million, covering approximately 29.98% of all obligations in foreign currencies from April 1, 2003 to February 28, 2004.

HUMAN RESOURCES

As of March 31, 2003 TELKOM (as individual entity), employees were 34,630 persons consisting of 24,520 persons in TELKOM Regions and 10,110 persons in the KSO Regions.

Productivity per employee as measured by the number of fixed lines in service per employee as at March 31, 2003 was 225.96 while as at March 31, 2002 was 197.86.

RECENT DEVELOPMENT

INCREASE THE OWNERSHIP OF NAPSINDO

On January 8, 2003 TELKOM increase the ownership on PT Napsindo by acquiring 28% interest from other shareholder parties (PT Info Asia Sukses Mandiri) therefore ownership goes to 60% and beginning first quarter 2003 Napsindo has been consolidated to TELKOM. Napsindo's primary business is Network Access Point
(NAP) for Internet Traffic Consolidation in Indonesia.

PENDING  ARBITRATION PROCEEDING

TELKOM and AriaWest shareholders have agreed to prolong the pending of the arbitration proceeding between TELKOM and AWI before the International Chamber of Commerce Court of Arbitration which previously set on April 17, 2003 to be extended until June 17, 2003 as a token of good faith to resume AWI's debt restructuring with its lenders.


/s/ Woeryanto Soeradji
------------------------------
WOERYANTO SOERADJI
Corporate Secretary

JAKARTA,  APRIL 30, 2003

                                    TABLE-1.a
         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
                                  BALANCE SHEET
                             MARCH 31, 2002 AND 2003
              (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR)

                                                                                CONSOLIDATED
                                                                   ------------------------------------    UNCONSOL.
                                                                      2002               2003                2003
                                                                   ----------   -----------------------   ----------
                                                                       Rp           Rp           US $         Rp
                                                                   ----------   ----------    ---------   ----------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                       3,026,655    6,201,912      711,228    4,722,129
    TEMPORARY INVESTMENTS                                             551,500       10,000        1,147           --
                                                                   ----------   ----------    ---------   ----------
       SUB TOTAL                                                    3,578,155    6,211,912      712,375    4,722,129
                                                                   ----------   ----------    ---------   ----------
     Trade accounts receivables
       Related parties - net of allowance for doubtful
       accounts of Rp 360,422 million in 2002 and
       Rp 592,478 million in 2003                                   1,148,980    1,381,273      158,403    1,709,242
       Third parties - net of allowance for doubtful
          accounts of Rp 281,101 million in 2002 and
          Rp 344,577 million in 2003                                1,390,095    1,930,125      221,345    1,142,982
                                                                   ----------   ----------    ---------   ----------
       SUB TOTAL                                                    2,539,075    3,311,398      379,748    2,852,224
                                                                   ----------   ----------    ---------   ----------
    Other account receivables - net of allowance for
       doubtful accounts Rp 28,949 million in 2002 and
       Rp 21,648 million in 2003                                      119,444      227,311       26,068    1,083,279
    Inventories - net of allowance for obsolescence of
       Rp 51,193 million in 2002 and Rp 51,002 million in 2003        195,152      155,461       17,828       71,637
    Prepaid expenses                                                  360,802      555,564       63,711      243,902
    Prepaid taxes                                                          --           --                        --
    Other current Assets                                              304,405      119,910       13,751       16,092
                                                                   ----------   ----------    ---------   ----------
TOTAL CURRENT ASSETS                                                7,097,033   10,581,556    1,213,481    8,989,263
                                                                   ----------   ----------    ---------   ----------

NON CURRENT ASSETS
    Long-term investments - net                                       182,224      176,733       20,268    5,388,994
    Property, plant and equipment - net of accumulated
       depreciation of Rp 16,675,761 million in 2002 and
       Rp 20,721,166 million in 2003                               22,829,078   28,689,571    3,290,088   15,967,901
    Property, plant and equipment under revenue sharing
       arrangements - net of accumulated depreciation of
       Rp 862,222 million in 2002 and Rp 861,681 million in 2003      431,428      358,905       41,159      358,905
    Advances and other non current assets                             391,734      420,251       47,429      327,242
    Intangible assets                                               1,228,157    2,008,387      231,085    2,008,387
    Advances payment for investment in share of stock                  34,802      255,505       29,301      255,505
    Escrow accounts                                                   140,590      253,945       29,122      253,264
    Property not used in operations                                     3,421        6,219          713        6,219

                                                                   ----------   ----------    ---------   ----------
TOTAL NON CURRENT ASSETS                                           25,241,434   32,169,516    3,689,165   24,566,417
                                                                   ----------   ----------    ---------   ----------
TOTAL ASSETS                                                       32,338,467   42,751,072    4,902,646   33,555,680
                                                                   ==========   ==========    =========   ==========

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
                                  BALANCE SHEET
                             MARCH 31, 2002 AND 2003
              (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR)

                                                                               CONSOLIDATED
                                                                   ------------------------------------   UNCONSOL.
                                                                     2002                  2003              2003
                                                                   ----------   ----------    ---------   ----------
                                                                      Rp             Rp           US $        Rp
LIABILITIES AND EQUITY

CURRENT LIABILITIES
    Trade accounts payable
       Related parties                                                881,808      882,044      101,152      569,351
       Third parties                                                  917,354    2,056,162      235,798      855,759
    Other accounts payable                                             72,704       58,706        6,732       36,087
    Taxes payable                                                   1,227,276      707,898       81,181      407,349
    Dividend payable                                                    9,084      404,093       46,341        1,713
    Accrued expenses                                                1,208,966    2,442,995      280,160    1,971,006
    Unearned income                                                   278,849      483,069       55,398       57,880
    Advances from customers and suppliers                             326,068    1,136,022      130,278      995,008
    Short term bank loan                                              500,000       52,374        6,006           --
    Current maturities of long-term debts                           1,748,714    1,453,748      166,714    1,228,210
    Liabilities for cross-ownership transaction                     1,693,377           --           --           --
                                                                   ----------   ----------    ---------   ----------
TOTAL CURRENT LIABILITIES                                           8,864,200    9,677,111    1,109,760    6,122,363
                                                                   ----------   ----------    ---------   ----------

NON CURRENT LIABILITIES
    Deferred tax liabilities - net                                  1,814,281    1,592,610      182,639      874,356
    Unearned income under revenue sharing arrangements                208,110      151,023       17,319      151,023
    Unearned initial investor payment under joint operation
       scheme                                                          87,987       64,781        7,429      118,957
    LONG-TERM DEBTS - NET OF CURRENT MATURITIES
       Two-step loans - related parties                             8,269,600    7,525,787      863,049    7,525,787
       Suppliers' credit loans                                        370,072      173,656       19,915           --
       Bridging loan                                                  104,365       53,077        6,087           --
       Project cost payable                                           315,195       12,523        1,436       12,523
       Bond payable and guaranteed notes                                   --    2,332,893      267,534    1,000,000
       Bank loan                                                           --      135,101       15,493      135,101
       Other long-term debts                                              819       69,022        7,915       56,893
       Liability for acquisition of a subsidiaries                    124,509           --           --
                                                                   ----------   ----------    ---------   ----------
    SUB TOTAL LONG-TERM DEBTS                                       9,184,560   10,302,059    1,181,429    8,730,304
                                                                   ----------   ----------    ---------   ----------
TOTAL NON CURRENT LIABILITIES                                      11,294,938   12,110,473    1,388,816    9,874,640
                                                                   ----------   ----------    ---------   ----------


MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY                       1,366,427    3,404,811      390,459           --

EQUITY
    Capital stock - Rp 500 par value per series-A Dwiwarna
       share and series-B shares. Authorized - 1 A Dwiwarna
       share and 39.999.999.999 B shares Issued and fully paid
       - 1 A Dwiwarna share and 10.079.999.639 B shares             5,040,000    5,040,000      577,982    5,040,000
    Additional paid-in capital                                      1,073,333    1,073,333      123,089    1,073,333
    Difference in value of restructuring transactions between
       entities under common control                               (7,402,343)  (7,032,455)    (806,474)  (7,032,455)
    Difference due to change of equity in associated companies        332,987      342,425       39,269      342,425
    Transaction adjustment                                            179,672      164,153       18,825      164,153
    Unrealized loss on decline in value of securities                    (207)          --
    Retained earning:
       Appropriated                                                   320,393      745,403       85,482      745,403
       Un-appropriated                                             11,269,067   17,225,818    1,975,438   17,225,818
                                                                   ----------   ----------    ---------   ----------
TOTAL EQUITY                                                       10,812,902   17,558,677    2,013,611   17,558,677
                                                                   ----------   ----------    ---------   ----------

TOTAL LIABILITIES AND EQUITY                                       32,338,467   42,751,072    4,902,646   33,555,680
                                                                   ==========   ==========    =========   ==========

                                                                    Page 6 of 17

                                    TABLE-2
        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
                              STATEMENT OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
   (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR, EXCEPT SHARE AND ADS
                                     DATA)

                                                                         CONSOLIDATED
                                                              -------------------------------------     UNCONSOL.
                                                                 2002                 2003                2003
                                                              ---------     -----------------------     ---------
                                                                  Rp           Rp            US $          Rp
OPERATING REVENUE
    Telephone
       Fixed phone                                            1,664,415     2,006,997       230,160     1,401,357
       Cellular                                               1,341,551     1,797,072       206,086            --
    Interconnection revenues                                    442,806       946,073       108,495       683,424
    Revenue under joint operation scheme                        609,524       427,362        49,009       693,708
    Data and internet                                           226,741       579,822        66,493       130,034
    Network                                                      74,864       122,387        14,035       208,085
    Revenues under revenue sharing arrangement                   69,934        64,165         7,358        64,056
    Other telecommunications services                             1,184         1,444           166           511
                                                              ---------     ---------       -------     ---------
    TOTAL OPERATING REVENUE                                   4,431,019     5,945,322       681,802     3,181,175
                                                              =========     =========       =======     =========

OPERATING EXPENSES
    Personnel                                                   515,388       793,022        90,943       477,802
    Depreciation                                                770,538       997,436       114,385       563,063
    Operation, maintenance and telecommunications services      452,917       714,463        81,934       265,036
    General and administrative                                  245,511       251,914        28,889       146,418
    Marketing                                                    67,469        92,354        10,591        42,138
                                                              ---------     ---------       -------     ---------
    TOTAL OPERATING EXPENSES                                  2,051,823     2,849,189       326,742     1,494,457
                                                              =========     =========       =======     =========
OPERATING INCOME                                              2,379,196     3,096,133       355,060     1,686,718
                                                              =========     =========       =======     =========

OTHER INCOME (CHARGES)

    Interest income                                             122,288       103,971        11,923        82,441
    Interest expense                                           (443,731)     (334,781)      (38,392)     (287,027)
    Gain (loss) on foreign exchange - net                       222,568        65,641         7,528        65,306
    Equity in net income (loss) of associated companies             334           357            41       622,095
    Others - net                                                 51,378       (31,634)       (3,628)      (61,798)
    TOTAL OTHER INCOME (CHARGES)                                (47,163)     (196,446)      (22,528)      421,017

INCOME BEFORE TAX                                             2,332,033     2,899,687       332,532     2,107,735

TAX EXPENSE                                                    (694,342)     (881,549)     (101,095)     (447,427)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
    SUBSIDIARIES                                              1,637,691     2,018,138       231,437     1,660,308


PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES                        --           351            40            --

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                (138,927)     (357,479)      (40,995)           --

NET INCOME                                                    1,498,764     1,660,308       190,402     1,660,308

NET INCOME PER SHARE                                             148.69        164.71          0.02        164.71

NET INCOME PER ADS (20 SERIES-B SHARES PER ADS)                2,973.74      3,294.26          0.38      3,294.26

                TABLE-3.A: BREAKDOWN OF THE STATEMENT OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

                                                                       2002                  2003             GROWTH
                                                                  (Rp. MILLION)          (Rp. MILLION)          (%)
                                                                  -------------          -------------     ------------
                               1                                        2                      3            4 = (3-2)/2
OPERATING REVENUE
FIXED PHONE
    Local                                                             479,904               529,670             10.37
    Long distance                                                     744,771               945,129             26.90
    Monthly subscription charges                                      382,639               436,682             14.12
    Instalation charges                                                30,016                40,818             35.99
    Phone card - net                                                    5,873                 8,437             43.66
    Others                                                             21,212                46,261            118.09
                                                                    ---------             ---------          --------
    TOTAL FIXED PHONE REVENUES                                      1,664,415             2,006,997             20.58
                                                                    =========             =========          ========

CELLULAR                                                            1,341,551             1,797,072             33.95
INTERCONNECTION
    International calls                                                66,740               119,949             79.73
    Cellular                                                          359,738               792,907            120.41
    Others                                                             16,328                33,218            103.44
                                                                    ---------             ---------          --------
    TOTAL INTERCONNECTION REVENUES                                    442,806               946,074            113.65
                                                                    =========             =========          ========

REVENUE UNDER JOINT OPERATION SCHEME (JOS)
    Minimum TELKOM Revenue (MTR)                                      382,832               268,247            (29.93)
    Distributable TELKOM Revenue (DTR)                                224,340               156,446            (30.26)
    Amortization of Initial Investor Payments                           2,352                 2,669             13.48
                                                                    ---------             ---------          --------
    TOTAL REVENUE UNDER JOS                                           609,524               427,362            (29.89)
                                                                    =========             =========          ========

DATA AND INTERNET
    SMS                                                               141,808               418,407            195.05
    Multimedia                                                         60,972                92,189             51.20
    VOiP                                                                2,787                50,629          1,716.61
    ISDN                                                               21,174                18,597            (12.17)
                                                                    ---------             ---------          --------
    TOTAL DATA AND INTERNET REVENUES                                  226,741               579,822            155.72
                                                                    =========             =========          ========

NETWORK
    Leased lines                                                       23,438                43,526             85.71
    Satellite transponder                                              51,426                78,861             53.35
                                                                    ---------             ---------          --------
    TOTAL NETWORK REVENUES                                             74,864               122,387             63.48
                                                                    =========             =========          ========


REVENUES UNDER REVENUE SHARING ARRANGEMENT                             69,934                64,165             (8.25)

OTHER TELECOMMUNICATION SERVICES (OTS)
    Telex and telegram                                                  1,184                   694            (41.39)
    Others                                                                 --                   750                --
                                                                    ---------             ---------          --------
    TOTAL OTS REVENUES                                                  1,184                 1,444             21.96
                                                                    =========             =========          ========
TOTAL OPERATING REVENUES                                            4,431,019             5,945,323             34.18
                                                                    =========             =========          ========

OPERATING EXPENSES
PERSONNEL                                                             515,388               793,022             53.87

DEPRECIATION                                                          770,538               997,436             29.45

OPERATION, MAINTENANCE AND TELECOMMUNICATIONS SERVICES
    Operation and maintenance                                         193,193               314,997             63.05
    Cost of phone cards                                                59,595                33,910            (43.10)
    Others                                                            200,129               365,556             82.66
                                                                    ---------             ---------          --------
    TOTAL O & M                                                       452,917               714,463             57.75
                                                                    =========             =========          ========


GENERAL AND ADMINISTRATIVE
    Provision for DOUBTFUL account and inventory obsolescence          67,534                68,715              1.75
    Training, education and recruitment                                20,291                18,818             (7.26)
    Research, development and professional fees                        48,505                14,616            (69.87)
    Others                                                            109,181               149,765             37.17
                                                                    ---------             ---------          --------
    TOTAL G & A                                                       245,511               251,914              2.61
                                                                    =========             =========          ========
MARKETING                                                              67,469                92,354             36.88
                                                                    ---------             ---------          --------
TOTAL OPERATING EXPENSES                                            2,051,823             2,849,189             38.86
                                                                    =========             =========          ========
OPERATING INCOME                                                    2,379,196             3,096,134             30.13
                                                                    =========             =========          ========


                      BREAKDOWN OF THE STATEMENT OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

                                                                    2002          2003         GROWTH
                                                               (Rp. MILLION)  (Rp. MILLION)      (%)
                                                               -------------  -------------  -----------
                         1                                            2             3        4 = (3-2)/2
OPERATING INCOME                                                 2,379,196     3,096,133        30.13

OTHER INCOME (CHARGE)                                                   --            --        --

    Interest income                                                122,288       103,971       (14.98)
    Interest expense                                              (443,731)     (334,781)      (24.55)
    Gain (loss) on foreign exchange - net                          222,568        65,641       (70.51)
    Equity in net income (loss) of associated companies                334           357         6.89
    Others                                                          51,378       (31,634)     (161.57)
    TOTAL OTHER INCOME (CHARGE)                                    (47,163)     (196,446)      316.53


INCOME BEFORE TAX                                                2,332,033     2,899,687        24.34


TAX EXPENSE
    Current tax                                                   (641,477)     (812,872)       26.72
    Deferred tax                                                   (52,865)      (68,677)       29.91
    TOTAL TAX EXPENSE                                             (694,342)     (881,549)       26.96


INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES    1,637,691     2,018,138        23.23
PRE ACQUISITION (INCOME) LOSS                                           --           351        --
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                   (138,927)     (357,479)      157.31


NET INCOME                                                       1,498,764     1,660,308        10.78

NET INCOME PER SHARE                                                148.69        164.71        10.78

NET INCOME PER ADS (20 B SHARE PER ADS)                           2,973.74      3,294.26        10.78


TABLE-3.C: FINANCIAL RATIOS FOR THE THREE MONTHS ENDED MARCH 31, 2002 & 2003

                                                                                              GROWTH
                                                                 2002           2003           (%)
                                                             ---------      ---------        ----------
                          1                                       2               3          4=(3-2)/2

Contribution of pulses to total fixed-phone revenue:
     Local Calls (%)                                             28.83          26.39          (2.44)
     Domestic Long Distance Calls (%)                            44.75          47.09           2.34
     Monthly subscription charges (%)                            22.99          21.76          (1.23)
     Installation charges (%)                                     1.80           2.03           0.23
     Phone-card                                                   0.35           0.42           0.07
     Others (%)                                                   1.27           2.30           1.03
Contribution to total operating revenues:
     Cellular (%)                                                30.28          30.23          (0.05)
     Fixed-phone (%)                                             37.56          33.76          (3.80)
     Revenue under JOS (%)                                       13.76           7.19          (6.57)
     Interconnection (%)                                          9.99          15.91           5.92
     Network (%)                                                  1.69           2.06           0.37
     Data dan internet (%)                                        5.12           9.75           4.63
     Revenue under RSA (%)                                        1.58           1.08          (0.50)
     Other telecommunications services (%)                        0.03           0.02          (0.01)
Average Fixed Phone Revenue per user/month                     144,344        173,384          20.12
EBITDA  (Rp million) *)                                      3,149,734      4,093,569          29.97
EBITDA margin (%)                                                71.08          68.85          (2.23)
Operating margin (%)                                             53.69          52.08          (1.62)
Profit Margin (%)                                                33.82          27.93          (5.90)
Current ratio (%)                                                80.06         109.35          29.28
Return on Assets (%)                                              4.63           3.88          (0.75)
Return on Equity (%)                                             13.86           9.46          (4.41)
Average collection period (days)                                 44.26          49.28           5.02
Average on Allowance for Bad Debt  (%) **)                       25.27          28.79           3.52
Gearing (Net Debt to Equity) (%)                                 88.31          31.87         (56.44)

               TABLE 4.A.: FIXED-LINE AS OF MARCH 31, 2002 & 2003

                                                                                                     GROWTH
                                                      UNIT             2002*            2003          (%)
                                                      -----   ---------------------   ---------    -----------
                    1                                  2          3a          3b          4        5=(4-3b)/3b

EXCHANGE CAPACITY
     TELKOM Division                                  Lines   5,144,905   6,369,667   6,803,342       6.81
     KSO Division                                     Lines   3,673,747   2,448,985   2,452,173       0.13
                                                              ---------   ---------   ---------       ----
     TOTAL EXCHANGE CAP (KSO & TELKOM DIVISION)       LINES   8,818,652   8,818,652   9,255,515       4.95
                                                              =========   =========   =========       ====
INSTALLED LINES
     TELKOM Division                                  Lines   4,765,446   5,913,060   6,270,161       6.04
     KSO Division                                     Lines   3,348,552   2,200,938   2,247,658       2.12
                                                              ---------   ---------   ---------       ----
     TOTAL INSTALLED LINES (KSO & TELKOM DIVISIONS)   LINES   8,113,998   8,113,998   8,517,819       4.98
                                                              =========   =========   =========       ====
SUBSCRIBERS - TELKOM DIVISION:
     Non PBH Subscribers:                             Lines   3,647,216   4,649,716   5,022,437       8.02
     PBH Subscribers                                  Lines     417,647     418,933     426,271       1.75
                                                              ---------   ---------   ---------       ----
     TOTAL SUBSCRIBERS (TELKOM DIVISIONS)             LINES   4,064,863   5,068,649   5,448,708       7.50
                                                              =========   =========   =========       ====
SUBSCRIBERS - KSO DIVISION:
     Non PBH Subscribers:                             Lines   2,857,296   1,854,796   1,957,854       5.56
     PBH Subscribers                                  Lines      16,293      15,007      14,308      (4.66)
                                                              ---------   ---------   ---------       ----
     TOTAL SUBSCRIBERS ( KSO DIVISION)                LINES   2,873,589   1,869,803   1,972,162       5.47
                                                              =========   =========   =========       ====
SUBSCRIBERS - TELKOM & KSO DIVISION
     Non PBH Subscribers:                             Lines   6,504,512   6,504,512   6,980,291       7.31
     PBH Subscribers                                  Lines     433,940     433,940     440,579       1.53
                                                              ---------   ---------   ---------       ----
     TOTAL SUBSCRIBERS (TELKOM & KSO DIVISION)        LINES   6,938,452   6,938,452   7,420,870       6.95
                                                              =========   =========   =========       ====
PUBLIC PHONE - TELKOM DIVISION:
     Coin-phone                                       Lines      53,151      60,817      52,717     (13.32)
     Card-phone                                       Lines      45,594      47,861      42,237     (11.75)
                                                              ---------   ---------   ---------      -----
        TOTAL PAYPHONE                                LINES      98,745     108,678      94,954     (12.63)
                                                              =========   =========   =========      =====
     Wartel                                           Lines     169,347     188,802     222,772      17.99
                                                              ---------   ---------   ---------      -----
        TOTAL PUBLIC PHONE TELKOM DIVISION            LINES     268,092     297,480     317,726       6.81
                                                              =========   =========   =========       ====
PUBLIC PHONE - KSO DIVISION :
     Coin-phone                                       Lines      32,275      24,609      21,295     (13.47)
     Card-phone                                       Lines      13,823      11,556       8,740     (24.37)
                                                              ---------   ---------   ---------      -----
      TOTAL PAYPHONE                                  LINES      46,098      36,165      30,035     (16.95)
                                                              =========   =========   =========      =====
     Wartel                                           Lines      72,036      52,581      56,521       7.49
                                                              ---------   ---------   ---------       ----
     TOTAL PUBLIC PHONE KSO DIVISION                  LINES     118,134      88,746      86,556      (2.47)
                                                              =========   =========   =========       ====
PUBLIC PHONE (TELKOM & KSO DIVISION)
      Coin-phone                                      Lines      85,426      85,426      74,012     (13.36)
      Card-phone                                      Lines      59,417      59,417      50,977     (14.20)
                                                              ---------   ---------   ---------      -----
      TOTAL PAYPHONE                                  LINES     144,843     144,843     124,989     (13.71)
                                                              =========   =========   =========      =====
     Wartel/Kiosk/TUT                                 Lines     241,383     241,383     279,293      15.71
                                                              ---------   ---------   ---------      -----
     TOTAL PUBLIC PHONE (TELKOM & KSO DIVISION)       LINES     386,226     386,226     404,282       4.67
                                                              =========   =========   =========       ====
LINES IN SERVICE
     TELKOM Division                                  Lines   4,332,955   5,366,129   5,766,434       7.46
     KSO Division                                     Lines   2,991,723   1,958,549   2,058,718       5.11
                                                              ---------   ---------   ---------       ----
     TOTAL LINES IN SERVICE (TELKOM & KSO DIVISION)   LINES   7,324,678   7,324,678   7,825,152       6.83
                                                              =========   =========   =========       ====

                            *)
                          COLUMN 3A                          COLUMN 3B                         COLUMN 4
               --------------------------------    -----------------------------    -------------------------------
                  TELKOM DIVISION INCLUDES:          TELKOM DIVISION INCLUDES:         TELKOM DIVISION INCLUDES:
               --------------------------------    -----------------------------    -------------------------------
               Regional Division-II Jakarta        Regional Division-I Sumatera      Regional Division-I Sumatera
               Regional Division-V East Java       Regional Division-II Jakarta      Regional Division-II Jakarta
               Regional Division-VI Kalimantan     Regional Division-V East Java     Regional Division-V East Java
                                                   Regional Division-VI Kalimantan   Regional Division-VI Kalimantan


  TABLE 4.B.: PULSE PRODUCTION FOR THE THREE MONTHS ENDED MARCH 31, 2002 & 2003

                                                                                                                          GROWTH
                                                           UNIT                      2002*                     2003        (%)
                                                          ------------  -------------------------------  --------------  --------
                     1                                      2                 3a              3b                 4       5=(4-3b)/3b

PULSE PRODUCTION:
SUBSCRIBERS - TELKOM DIVISION:
     Non-PBH Subscribers                                  Pulses         7,621,221,479    9,932,441,900    9,803,304,286    -1.30
     PBH Subscribers                                      Pulses           984,667,091      990,398,733      941,058,821    -4.98
                                                                         -------------    -------------    -------------    -----
     TOTAL PULSE PRODUCTION - TELKOM  DIVISION            PULSES         8,605,888,570   10,922,840,633   10,744,363,107    -1.63
                                                                        ==============   ==============   ==============     ====
SUBSCRIBERS - KSO DIVISION:
     Non-PBH Subscribers                                  Pulses         6,475,946,026    4,164,725,605    3,888,376,374    -6.64
     PBH Subscribers                                      Pulses            35,605,027       29,873,385       26,160,664   -12.43
                                                                         -------------    -------------    -------------    -----
     TOTAL PULSE PRODUCTION - KSO DIVISION                PULSES         6,511,551,053    4,194,598,990    3,914,537,038    -6.68
                                                                        ==============   ==============   ==============     ====
SUBSCRIBERS (TELKOM & KSO DIVISION)
     Non-PBH Subscribers                                  Pulses        14,097,167,505   14,097,167,505   13,691,680,660    -2.88
     PBH Subscribers                                      Pulses         1,020,272,118    1,020,272,118      967,219,485    -5.20
                                                                         -------------    -------------    -------------    -----
     TOTAL PULSE PRODUCTION - KSO & TELKOM DIVISION
        PULSES                                                          15,117,439,623   15,117,439,623   14,658,900,145    -3.03
                                                                        ==============   ==============   ==============     ====
PUBLIC PHONES - TELKOM DIVISION
     Coin                                                 Pulses           108,405,542      129,691,250      102,623,013   -20.87
     Card-phone                                           Pulses            27,432,862       35,277,564       25,343,569   -28.16
     Wartel                                               Pulses         2,257,167,595    3,026,405,401    2,836,178,502    -6.29
                                                                         -------------    -------------    -------------    -----
     TOTAL PUBLIC PHONE - TELKOM DIVISION                 PULSES         2,393,005,999    3,191,374,215    2,964,145,084    -7.12
                                                                        ==============   ==============   ==============     ====
PUBLIC PHONES - KSO DIVISION
     Coin                                                 Pulses            75,875,276       54,589,568       37,263,132   -31.74
     Card-phone                                           Pulses            18,173,557       10,328,855        5,605,492   -45.73
     Wartel                                               Pulses         2,536,895,650    1,767,657,844    1,369,017,597   -22.55
                                                                         -------------    -------------    -------------    -----
     TOTAL PUBLIC PHONE - KSO DIVISION                    PULSES         2,630,944,483    1,832,576,267    1,411,886,221   -22.96
                                                                        ==============   ==============   ==============     ====
PUBLIC PHONES - TELKOM & KSO DIVISION
     Coin                                                 Pulses           184,280,818      184,280,818      139,886,145   -24.09
     Card-phone                                           Pulses            45,606,419       45,606,419       30,949,061   -32.14
     Wartel                                               Pulses         4,794,063,245    4,794,063,245    4,205,196,099   -12.28
                                                                         -------------    -------------    -------------    -----
     TOTAL PUBLIC PHONE - TELKOM & KSO DIVISION           PULSES         5,023,950,482    5,023,950,482    4,376,031,305   -12.90
                                                                        ==============   ==============   ==============     ====
LINES IN SERVICE- PRODUCTION
     TELKOM Division                                      Pulses        10,998,894,569   14,114,214,848   13,708,508,191    -2.87
     KSO Division                                         Pulses         9,142,495,536    6,027,175,257    5,326,423,258   -11.63
                                                                         -------------    -------------    -------------    -----
     TOTAL LIS'S PULSE PRODUCTION (TELKOM&KSO DIV,)
        PULSES                                                          20,141,390,105   20,141,390,105   19,034,931,449    -5.49
                                                                        ==============   ==============   ==============     ====
PULSES PER AVERAGE SUBSCRIBER LINE
     TELKOM Division                                      Pulses/line            2,133            2,173            1,982    -8.79
     KSO Division                                         Pulses/line            2,283            2,254            1,995   -11.49
     PULSES PER AVRG, SUBSCR, LINE (TELKOM&KSO)           Pulses/line            2,195            2,195            1,985    -9.57
PULSES PER AVERAGE LIS
     TELKOM Division                                      Pulses/line            2,557            2,652            2,389    -9.92
     KSO Division                                         Pulses/line            3,078            3,091            2,599   -15.92
     PULSES PER AVERAGE LIS (TELKOM&KSO)                  PULSES/LINE            2,770            2,770            2,444   -11.77


               *)
                       COLUMN 3A                        COLUMN 3B                          COLUMN 4
            --------------------------------- -------------------------------   -------------------------------
              TELKOM DIVISION INCLUDES:         TELKOM DIVISION INCLUDES:         TELKOM DIVISION INCLUDES:
            --------------------------------- -------------------------------   -------------------------------
            Regional Division-II Jakarta      Regional Division-I Sumatera      Regional Division-I Sumatera
            Regional Division-V East Java     Regional Division-II Jakarta      Regional Division-II Jakarta
            Regional Division-VI Kalimantan   Regional Division-V East Java     Regional Division-V East Java
                                              Regional Division-VI Kalimantan   Regional Division-VI Kalimantan


            TABLE-4.C.: OPERATIONAL RATIO AS AT MARCH 31, 2002 & 2003

                                                                                                                  GROWTH
                     FIXED-LINE PHONE                          UNIT                 2002*               2003        (%)
                     ----------------                        -------          ------------------      --------   ----------
                            1                                   2               3a          3b            4       5=(4-3b)

SUBSCRIBER MIX - TELKOM DIVISION
     Business                                                Percent           19.79       19.01        19.62        0.61
     Residential                                             Percent           80.03       80.77        80.17       -0.60
     Social                                                  Percent            0.19        0.22         0.21       -0.01
SUBSCRIBER MIX - KSO DIVISION
     Business                                                Percent           15.51       15.31        15.64        0.33
     Residential                                             Percent           84.07       84.23        83.93       -0.31
     Social                                                  Percent            0.42        0.46         0.43       -0.03
SUBSCRIBER MIX - TELKOM & KSO DIVISION
     Business                                                Percent           18.02       18.02        18.57        0.55
     Residential                                             Percent           81.70       81.70        81.17       -0.53
     Social                                                  Percent            0.28        0.28         0.27       -0.02
PULSES (LOCAL & DLD), SUBSCRIBER (TELKOM & KSO)
     Local                                                   Percent           33.52       33.52        31.89       -1.63
     DLD                                                     Percent           66.48       66.48        68.11        1.63
UTILIZATION RATE (LIS/IL)
     TELKOM Division                                         Percent           90.92       90.75        91.97        1.22
     KSO Division                                            Percent           89.34       88.99        91.59        2.61
     UTILIZATION RATE (TELKOM & KSO DIVISION)                PERCENT           90.27       90.27        91.87         1.6
OCCUPANCY RATE (TELKOM & KSO DIVISION)
     TELKOM Division                                         Percent           84.80       84.86        85.30        0.44
     KSO Division                                            Percent           82.16       80.69        84.74        4.05
                                                                               -----       -----        -----        ----
TOTAL OCCUPANCY RATE (TELKOM & KSO DIVISION)                 PERCENT           83.70       83.70        85.15        1.45
                                                                               =====       =====        =====        ====
CALL COMPLETION RATE (TELKOM & KSO DIVISION)
     Local                                                   Percent           73.95       73.95        75.60        1.65
     Domestic Long Distance                                  Percent           64.70       64.70        66.59        1.88
EMPLOYEES
     TELKOM Division                                         Persons          20,113      25,874       24,520       -5.23
     KSO Division                                            Persons          16,907      11,146       10,110       -9.29
EMPLOYEES (TELKOM & KSO DIVISION)                            PERSONS          37,020      37,020       34,630       -6.46
PRODUCTIVITY ( LIS/EMPLOYEES)
     TELKOM Division                                         Lines/           215.43      207.39       235.17       13.39
                                                             Empl
     KSO Division                                            Lines/           176.95      175.72       203.63       15.89
                                                             Empl
     PRODUCTIVITY (TELKOM & KSO DIVISION)                    LINES/           197.86      197.86       225.96       14.21
                                                             EMPL
DENSITY ( LIS PER 100 INHABITANTS)
     TELKOM Division                                         Percent            5.51        4.29         4.55        0.26
     KSO Division                                            Percent            2.06        1.98         2.01        0.03
     DENSITY (TELKOM & KSO DIVISION)                         PERCENT            3.27        3.27         3.42        0.15

               *)
                          COLUMN 3A                        COLUMN 3B                        COLUMN 4
               --------------------------------- ------------------------------- -------------------------------
                  TELKOM DIVISION INCLUDES:        TELKOM DIVISION INCLUDES:       TELKOM DIVISION INCLUDES:
               --------------------------------- ------------------------------- -------------------------------
               Regional Division-II Jakarta      Regional Division-I Sumatera    Regional Division-I Sumatera
               Regional Division-V East Java     Regional Division-II Jakarta    Regional Division-II Jakarta
               Regional Division-VI Kalimantan   Regional Division-V East Java   Regional Division-V East Java
                                                 Regional Division-VI            Regional Division-VI
                                                 Kalimantan                      Kalimantan

                     KSO PERFORMANCE FOR FIRST QUARTER, 2003

                                              KSO-I      KSO-III       KSO-IV       KSO-VI       KSO-VII        TOTAL
                                             -------     -------       -------      -------      --------      -------
                    (million of Rupiah)

         Minimum TELKOM Revenue              129,509     103,874       101,070       35,849        63,302      433,604
         Distributable TELKOM Revenue         93,934      33,974        41,331       31,206        55,820      256,266
                                             -------     -------       -------       ------       -------      -------
                                 Total       223,443     137,849       142,401       67,055       119,123      689,870
                                             =======     =======       =======       ======       =======      =======



                    OPERATIONAL PERFORMANCE REGIONAL DIVISION

                                                   Regional
                                                   Division     Mar 31, 2002      Mar 31, 2003    Growth (%)
                                                  ---------- ----------------- ----------------- ------------
                  Exchange capacity (lines)            I             1,224,762         1,269,208         3.63
                                                      II             3,218,389         3,396,484         5.53
                                                      III              878,644           868,654        -1.14
                                                      IV               770,254           770,289         0.00
                                                       V             1,534,454         1,726,392        12.51
                                                      VI               392,062           411,258         4.90
                                                      VII              800,087           813,230         1.64
                                                                --------------    --------------       ------
                                    Total                            8,818,652         9,255,515         4.95
                                                                ==============    ==============       ======
                  Installed lines
                                                       I             1,147,614         1,213,454         5.74
                                                      II             2,957,197         3,116,494         5.39
                                                      III              707,842           731,463         3.34
                                                      IV               729,540           731,260         0.24
                                                       V             1,452,145         1,549,905         6.73
                                                      VI               356,104           390,308         9.61
                                                      VII              763,556           784,935         2.80
                                                                --------------    --------------       ------
                                    Total                            8,113,998         8,517,819         4.98
                                                                ==============    ==============       ======
                  Subscribers
                                                       I             1,003,786         1,096,507         9.24
                                                      II             2,508,682         2,666,121         6.28
                                                      III              614,040           652,804         6.31
                                                      IV               594,858           619,458         4.14
                                                       V             1,244,997         1,351,050         8.52
                                                      VI               311,184           335,030         7.66
                                                      VII              660,905           699,900         5.90
                                                                --------------    --------------       ------
                                    Total                            6,938,452         7,420,870         6.95
                                                                ==============    ==============       ======
                  Lines in service
                                                       I             1,033,174         1,136,553        10.01
                                                      II             2,659,147         2,828,866         6.38
                                                      III              648,144           682,988         5.38
                                                      IV               624,823           650,258         4.07
                                                       V             1,349,708         1,452,331         7.60
                                                      VI               324,100           348,684         7.59
                                                      VII              685,582           725,472         5.82
                                                                --------------    --------------       ------
                                    Total                            7,324,678         7,825,152         6.83
                                                                ==============    ==============       ======
                 LIS pulse production (pulses)
                                                       I         3,115,320,279     3,109,912,383        -0.17
                                                      II         6,767,509,666     6,523,373,823        -3.61
                                                      III        1,608,554,407     1,538,489,429        -4.36
                                                      IV         2,196,448,833     1,664,872,327       -24.20
                                                       V         3,018,354,322     2,930,762,708        -2.90
                                                      VI         1,213,030,581     1,144,459,278        -5.65
                                                      VII        2,222,172,017     2,123,061,502        -4.46
                                                                --------------    --------------       ------
                                    Total                       20,141,390,105    19,034,931,450        -5.49
                                                                ==============    ==============       ======

  Attachment:

                                     TABLE-6
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                                 BALANCE SHEETS
                          AS OF MARCH 31, 2002 AND 2003
              (In Millions of Rupiah and Thousands of U.S. Dollar)

                                                                                                                GROWTH
A S S E T S                                                      2002                      2003                   (%)
-----------                                                   ----------     -------------------------         ----------
                                                                  Rp              Rp            U.S.$
CURRENT ASSETS
   Cash and cash equivalents                                     588,862      1,110,873        127,394            88.65
   Trade accounts receivables                                    315,799        161,755         18,550           (48.78)
   Accrued Income - net of allowance for doubtful accounts       280,915        322,369         36,969            14.76
   Inventories - net of allowance for obsolescence                59,638         49,822          5,714           (16.46)
   Prepaid tax and expense                                        80,218        215,321         24,693           168.42
   Advances                                                      145,100          7,770            891           (94.65)
   Others                                                        304,405        103,818         11,906           (65.89)
                                                               ---------     ----------      ---------           ------
TOTAL CURRENT ASSETS                                           1,774,937      1,971,728        226,116            11.09
                                                               =========     ==========      =========           ======
 PROPERTY, PLANT AND EQUIPMENT (PPE)
   Fixed assets                                                7,948,555     13,009,795      1,491,949            63.67
   Accumulated depreciation                                   (1,650,689)    (2,721,919)      (312,147)           64.90
                                                               ---------     ----------      ---------           ------
   TOTAL PPE. - NET                                            6,297,866     10,287,876      1,179,802            63.35
                                                               =========     ==========      =========           ======
OTHER ASSETS                                                      11,618         47,473          5,444           308.62
                                                               ---------     ----------      ---------           ------
TOTAL ASSETS                                                   8,084,421     12,307,077      1,411,362            52.23
                                                               =========     ==========      =========           ======
LIABILITIES AND EQUITY
CURRENT LIABILITIES
   Short-term loan                                               810,078         52,374          6,006           (93.53)
   Accounts payable                                              170,945        440,445         50,510           157.65
   Accrued liabilities                                           913,453      1,505,336        172,630            64.80
   Taxes payable                                                 199,293        223,343         25,613            12.07
   Unearned revenues                                             154,328        356,151         40,843           130.78
   Dividend payable                                                   --      1,114,870        127,852               --
   Current maturities of obligation under capital lease              766            819             94             6.83
                                                               ---------      ---------        -------           ------
TOTAL CURRENT LIABILITIES                                      2,248,864      3,693,337        423,548            64.23
                                                               =========      =========        =======           ======
LONG TERM LIABILITIES
     Long-term guaranteed notes payable (net)                         --      1,332,893        152,855               --
    Obligation under capital lease - net of
       current maturities                                            818             --             --          (100.00)
                                                               ---------      ---------        -------       ----------
    TOTAL LONG-TERM LIABILITIES                                      818      1,332,893        152,855       162,845.40
                                                               =========      =========        =======       ==========

DEFERRED TAX LIABILITIES - NET                                    28,061        327,083         37,510         1,065.61

STOCKHOLDERS EQUITY
    Capital stock - Rp1,000,000 par value
       Authorized - 650,000 shares
       Issued and fully paid - 182,570 shares                    182,570        182,570         20,937               --
   Additional paid-in capital                                  1,504,854      1,504,854        172,575               --
   Retained earnings                                           4,119,254      5,266,340        603,938            27.85
                                                               ---------     ----------      ---------            -----
TOTAL STOCKHOLDER EQUITY                                       5,806,678      6,953,764        797,450            19.75
                                                               ---------     ----------      ---------            -----
TOTAL LIABILITIES AND EQUITY                                   8,084,421     12,307,077      1,411,362            52.23
                                                               =========     ==========      =========            =====


                                     TABLE-7
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                              STATEMENTS OF INCOME
                       FOR THE FIRST QUARTER 2002 AND 2003
              (In Millions of Rupiah and Thousands of U.S. Dollar)

                                                                                                      GROWTH
                                                        2002                 2003                       %
                                                    ---------      ------------------------          --------
                                                         Rp             Rp           U.S.$               (%)
OPERATING REVENUES
     Post-paid (KartuHALO)                            689,980        794,326         91,092             15.12
     Prepaid  (SimPATI)                               745,961      1,421,077        162,968             90.50
     International roaming                            102,633        102,148         11,714             (0.47)
     Interconnection revenues (out-payment)- net      (14,017)         2,360            271           (116.84)
                                                    ---------      ---------        -------            ------
     TOTAL OPERATING REVENUES                       1,524,557      2,319,911        266,045             52.17
                                                    =========      =========        =======             =====

OPERATING EXPENSES
     Personnel                                         59,950         68,421          7,846             14.13
Depreciation                                          196,159        344,784         39,539             75.77
    Operation and maintenance                         224,528        382,535         43,869             70.37
    General and administrative                         60,207         76,092          8,726             26.38
    Marketing                                          23,894         22,625          2,595             (5.31)
    Other cost of services                            104,779        114,007         13,074              8.81
                                                    ---------      ---------        -------             -----
TOTAL OPERATING EXPENSES                              669,517      1,008,464        115,650             50.63
                                                    =========      =========        =======             =====

OPERATING INCOME                                      855,040      1,311,447        150,395             53.38

OTHER INCOME (CHARGES)
     Interest income/expenses                           1,447        (23,678)        (2,715)        (1,736.35)
     Foreign exchange gain/loss                         9,032         (5,137)          (589)          (156.88)
     Others -- net                                    (25,033)       (15,898)        (1,823)           (36.49)
     OTHER INCOME (CHARGES) - NET                     (14,554)       (44,713)        (5,128)           207.22

INCOME BEFORE TAX                                     840,486      1,266,734        145,268             50.71

TAX EXPENSE                                          (253,324)      (387,190)       (44,403)            52.84

NET INCOME                                            587,162        879,544        100,865             49.80

EBITDA                                              1,051,199      1,656,231        189,935             57.56
EBITDA MARGIN                                           68.95%         71.39%         71.39%             3.54


                                     TABLE-8
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
               OPERATIONAL INDICATORS AS OF MARCH 31, 2002 & 2003

                                                                                             GROWTH
                                               UNIT              2002         2003             (%)
                                            --------------    ---------    ----------        -------
               1                                2                 3            4                5
CUSTOMER BASE
NET ADDITION
  Postpaid (KartuHALO)                      Subscriber           32,945       21,408          -35%
  Prepaid (SimPATI)                         Subscriber          447,811      568,288           27%
                                                              ---------    ---------          ----
  TOTAL                                     SUBSCRIBER          480,756      589,696           23%
                                                              =========    =========          ====
CUSTOMER BASE
   Postpaid                                 Subscriber          898,156      944,413            5%
   Prepaid                                  Subscriber        2,834,632    5,656,055          100%
                                                              ---------    ---------          ----
   TOTAL                                    SUBSCRIBER        3,732,788    6,600,468           77%
                                                              =========    =========          ====
ARPU/MONTH
   Postpaid                                 Rp (thousand)           285          305            7%
   Prepaid                                  Rp (thousand)           102           93           -9%
   BLENDED                                  RP (THOUSAND)           149          125          -16%
ARPU NON VOICE/SMS/MONTH
   Postpaid                                 Rp (thousand)            18           27           50%
   Prepaid                                  Rp (thousand)            16           21           31%
   BLENDED                                  RP (THOUSAND)            16           22           38%

NETWORK DATA
BTS/TRX
  Base Transceiver Station (BTS) on air     Unit                  2,338        3,903           67%
  Transit Receive Exchange (TRX)RX on air   Unit                 18,841       32,301           71%
CAPACITY
  Home Location Register (HLR)              Subscriber            5,805       10,295           77%
  Visitor Location Register (VLR)           Subscriber            3,506        7,740          121%
QUALITY OF SERVICE
  Call success ratio                        %                    89.21%       90.69%         1.48%
  Call completion ratio                     %                    97.81%       98.74%         0.93%

EMPLOYEE
   Total Employees                          Persons               2,477        2,629            6%
   Efficiency (subs per employee)           Subscr/employee       1,507        2,510           67%

